Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Deep Drilling Program Intersects New High-Grade Gold Veins at New Polaris Property, B.C.

Vancouver, British Columbia, Canada

January 7, 2004

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that the deep drilling program conducted in the fourth quarter of 2003 at the New Polaris property, B.C., successfully intersected new high-grade gold veins at depth.

The 3-hole, 5121 foot drilling program was designed to test two deep targets beneath the underground mine workings; potential mineralized zones in the footwall of and parallel to the main “C” veins, and down plunge extensions of the “AB” veins.  Results are as follows:

Hole (No.)

From (ft)

To (ft)

Length (ft)

Gold (oz/ton)

P03-1

84.0

89.5

5.5

0.31

P03-2

343.5

366.0

18.7

0.27

Including

359.5

366.0

6.5

0.44

And

448.0

453.0

5.0

0.27

P03-3

79.0                           103.24

24.0

0.51

          Including

79.0

92.2

13.2

0.86

Hole P03-3 intersected an additional 14 mineralized zones at depth assaying lower grades (0.03 to 0.30oz/ton) over narrower widths (1.5 to 7.0 ft), confirming the presence of multiple additional gold veins down plunge and parallel to the “AB” veins in the mine workings.  These narrower, lower grade intersections are typical of the “AB” veins in between the ore shoots, suggesting that there is good potential to find deep extensions of the known “AB” ore shoots as well as new ore shoots at depth.

The two veins intersected at depth in Hole P03-2 appear to be newly discovered “C” veins deep in the footwall of the main “C” vein system.  These two veins are wide open at depth and have the potential to add significant new resources with further drilling.  Hole P03-1 intersected an ore pillar in the mine but did not hit the new deep footwall veins, possibly due to a fault.

“These new vein discoveries are compelling evidence that the New Polaris vein systems are far from being fully explored.  We have long held the view that all of the three main veins are open at depth below the old mine workings (about 600 feet deep) and to a certain extent along strike,” stated Canarc project manager James Moors.

James Moors, B.Sc., P.Geo, is the Qualified Person who supervised the 2003 drilling program on the New Polaris property.   He instituted a Quality Control program to ensure the integrity of all assay results.   All drill core was split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples were dried, crushed, split and a 30-gram subsample was taken for analysis.  Gold content was determined by fire assay with an atomic absorption finish (FA-AA) and other trace elements were analyzed by inductively coupled plasma spectroscopy (ICP) .  ALS Chemex also us es its own standards for quality control checks .

The Company has previously reported a geological resource totalling 1.3 million oz gold based on extensive past drilling at New Polaris.  However, this resource estimate is not compliant with the new National Policy 43-101 so new modelling is underway to identify a compliant resource suitable for preliminary evaluation for a 65,000 oz/year high grade mine.

Canarc also announces that it has closed the previously announced non-brokered CA $105,000 flow-through financing.  The Company issued 100,000 units at CA $1.05 per unit to raise CA $105,000.  The proceeds will be used to fund in part a drilling program on the New Polaris property in 2004.

The Company announces that it has acquired by way of private placement beneficial ownership of, or the power to exercise control or direction over, 500,000 units of Endeavour Gold Corp. (“Endeavour”), a reporting company trading on the TSX Venture Stock Exchange under the trading symbol "EDR".  Each unit comprises one common share and one-half (1/2) of a non-transferable share purchase warrant, with each one whole warrant entitling it to purchase one additional common share at an exercise price of $0.35 per share on or before October 6, 2005.  The Company now has beneficial ownership of, 1,106,875 common shares of Endeavour, representing 12% of the issued share capital, and 750,000 warrants entitling the Company to purchase an additional 750,000 shares of Endeavour.  Based on Endeavour's outstanding share capital of 9,541,551 as at December 30, 2003, if the Company exercises the warrants in full, the Company would beneficially own 1,856,875 shares, representing 18 % of the then issued shares of Endeavour.  The securities were purchased by the Company for investment purposes.  As of the date hereof, the Company does not intend to increase its beneficial ownership of, or control or direction over, any of the securities of Endeavour.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Construction of US $26 Million Bellavista Gold Mine in Costa Rica Now Underway

Vancouver, British Columbia, Canada

January 20, 2004

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that construction of the US $26 million Bellavista gold mine in Costa Rica is now underway.  Canarc holds an 18.3% net profits interest (after payback) in the Bellavista project, including an annual pre-production cash payment from majority owner and operator, Glencairn Gold Corporation.

Glencairn had commenced the US $8 million Phase 1 program of road works, earthworks, pads and ponds for this open pit, heap leach gold mine. Subject to closing additional financing now under discussion, Glencairn anticipates completion of construction and commencement of commercial production by year-end.

The Bellavista gold mine is scheduled to produce 60,000 oz per year for at least 7 ½ years at projected operating cash costs of US $163 per oz.  Total ore reserves currently stand at 555,000 mineable oz contained in 11.2 million tonnes ore grading 1.54 gpt gold.

Glencairn has also launched a 3000m exploration drilling program to test several other gold targets on this 9000 hectare property.  One key prospect area is the strike extension of the old Montezuma vein mine (100,000 oz past production) where a previous operator intersected 12 gpt gold over an 8 m core length in one drill hole.

Canarc also announces that a high grade gold mineralized zone was sampled on the GNC property of Canarc (33% carried interest) and Barrick’s (67%) adjoining Barrick’s high grade Eskay Creek gold-silver mine in B.C.  Barrick, as operator of the GNC project, found several altered and mineralized zones in Betty Creek Formation volcanic rocks.  Five rock samples returned better than 1 gpt gold and one 1 m chip sample assayed 11.6 gpt gold.

Barrick also carried out IP geophysical surveying on the GNC property in the 22 zone area along strike to the south of the Eskay Creek mine.  Several chargeability highs were detected which represent untested anomalies within favourable rocks.  Barrick is currently considering a follow-up exploration program in these prospect areas for 2004.

Canarc has received several inquiries from shareholders about its investment in its affiliated company, Endeavour Gold Corp., as disclosed in the January 7, 2004 news release.  This shareholding is strategic for Canarc because Endeavour is seeking to make one or more major silver-gold mine acquisitions in Mexico in 2004.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Canarc and Grassalco Complete the Incorporation of Benzdorp Gold N.V.,

Canarc Commences Phase 2 Drilling Program on the Benzdorp Property, Suriname

Vancouver, British Columbia, Canada

February 18, 2004

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that with the signing of the Articles of Incorporation of Benzdorp Gold N.V. last week by the President of Suriname and representatives of Canarc and Grassalco the incorporation process of Benzdorp Gold N.V. is now complete.

Benzdorp Gold N.V. is the Surinamese joint venture company that holds the respective interests of Canarc Resource Corp. and Grassalco N.V. (a Suriname state mining company) in the Benzdorp mineral concessions.  Canarc holds an option to earn up to 80% of the voting shares and 100% of the net cash flow of Benzdorp Gold, subject to a net revenue or a net smelter interest to Grassalco.

Canarc also announces that the Phase 2 drilling program is now underway in the JQA discovery area on the Benzdorp property.  The plan is to drill approximately 25 holes averaging 300m deep on a 100m-spaced grid in order to estimate a partial gold-copper resource by the end of June 2004.

A Longyear Super 38 diamond drill, JD 450 bulldozer and two shipping container loads of related drill and camp equipment and supplies have been mobilized to the Benzdorp property.  A full complement of about 20 men are now onsite and drilling will commence this week.

Last year, Canarc drilled 38 holes in 5 prospect areas on the Benzdorp property with a portable Hydracore diamond drill and announced the discovery of gold-copper porphyry-type mineralization in the JQA prospect area.  All twelve holes in the discovery area returned continuous mineralization within a 500m by 500m area, averaging 0.6 gpt gold (in saprolite and bedrock) and 0.15% copper (in bedrock only) up to 100m in depth.

The small drill will start testing additional prospect areas on the Benzdorp property in the 2nd quarter.  Assay results for the last 10 drill holes are still awaited.  Due to the very slow turnaround for assay results, Canarc has arranged for a certified Canadian assay lab to open in Suriname shortly.  This should reduce the cost and time for assay results.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

     FOR IMMEDIATE RELEASE

Gold-Copper Porphyry Mineralization in JQA Prospect Area Expanded by Final 2003 Drill Results on Benzdorp Property, Suriname

Vancouver, British Columbia, Canada

March 17, 2004

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that the gold-copper, porphyry-type stockwork mineralization discovered last year in the JQA prospect area was extended a further 100 m east by drill holes BZ03-29, 30, 31 and 32, as follows:

Hole (No.)

From (m)

To (m)

Length (m)

Gold (gpt)

BZ03-29

0.00

9.14

9.14

0.37

21.34

27.43

6.09

0.33

38.10

48.77

10.67

0.37

BZ03-30

0.00

50.29

50.29

0.37

BZ03-31

0.00

12.19

12.19

0.38

32.00

57.91

25.91

0.30

BZ03-32

0.00

39.62

39.62

0.36

Holes BZ03-29 to 32 were drilled at -60° to the west, roughly 100m east of holes BZ03-6, 4, 2 and 13 respectively.   The generally lower grade results of all four holes compared to the other drill holes in the JQA discovery area indicate the mineralization appears to diminish to the east.

In fact, holes BZ03-33, 34 and 35 were drilled a further 100m, 300m and 500m east of hole BZ03-3 on Line 20,400 and intersected generally unmineralized diorite intrusive and andesite volcanic rocks.  Holes BZ03-36, 37 and 38 were drilled in the Roche Kreek prospect area 5 km south of JQA.  They did not intersect any significant mineralization and failed to explain the rather pronounced surface gold-copper soil anomaly at Roche Kreek.

In summary, the Phase 1 drilling program on the Benzdorp property in 2003 successfully discovered a large area of low grade, open pittable gold-copper porphyry mineralization at the JQA prospect.  Twelve drill holes, BZ03-1, 2, 4-8, 13, 15, 16, 18, 20 outline an area measuring at least 500m by 500m and averaging 0.60 gpt gold (from top to bottom, both saprolite and bedrock) and 0.15% copper (bedrock only), open for expansion  in several directions.

The Phase 2 drilling program now underway will focus on extending the JQA discovery to at least 250m or more in depth by drilling 7,500m in 25 holes angled -60° to the west 100m apart on a 100m spaced grid.  That should allow the calculation of a preliminary resource by the end of the second quarter in 2004.

Godfrey Walton, M.Sc., P.Geo, is the Qualified Person who supervised the Phase 1 drilling program in 2003 on the Benzdorp property.  He instituted a Quality Control program of blanks and duplicates to ensure the integrity of all assay results.

All drill core is split by Canarc personnel at the Benzdorp camp, and then flown to Parimaribo for shipment to FILAB, a large, European commercial lab company operating in Cayenne, French Guyana.  The core samples are then dried, crushed, split and a 30-gram subsample is taken for analysis.  Gold is determined by fire assay with an atomic absorption finish and copper is analyzed by inductively coupled plasma spectroscopy.  FILAB is using its own standards for quality control checks. Canarc will also be sending reject samples from FILAB to other laboratories for additional quality assurance checks.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Benzdorp Property
Map Area
Drill Hole Location Map
CANARC RESOURCE CORP.
Pointu Creek
Rufin Creek
23 22 17 15 16 7 8 6 29 26 25 21 20 5 4 30 3 33 34 35 18 19 2 24 1 31 27 28 13 32 14 9 10 11 12
N
500 m
Gold Geochemistry
Auger Anomaly > 0.25 gpt
Auger Anomaly > 0.1 gpt
Surficial Geology
Alluvial Gravels
Laterite
Bedrock Geology
Volcanics
Diorite / Tonalite Intrusion

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

SHAREHOLDER UPDATE

First Quarter Review 2004

Vancouver, British Columbia, Canada

       April 29, 2004

Bradford Cooke, President and CEO of Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB), provides shareholders with the following review of the First Quarter of 2004 and the outlook for the Second Quarter.

Canarc raised CA $3.3 million in the Fourth Quarter of 2003 in order to advance our two principal gold projects, Benzdorp and New Polaris, in 2004.  In January, the Company was able to announce positive drilling results from new discoveries on both properties.  Gold entered its first correction of the current bull market in late January, although it rallied in late March to close flat on the Quarter at around US $420 per oz.  Canarc shares also closed flat for the Quarter at CA $0.85.

Benzdorp

The Phase 2 drilling program on the Benzdorp property in Suriname got underway in Q1 of 2004, although not without some “teething” problems.  We successfully took apart the Longyear 38 drill rig and JD 450 bulldozer for transport by helicopter to the site and completely re-assembled them.  However, we also had to expand the camp to 30 men, repair several equipment break-downs, replace tired drill crews, deal with broken ground conditions and unseasonally heavy rainfall.

Drill work is now running smoothly, three shallow saprolite holes and three 400 m deep bedrock drill holes were completed in March and April and assays are anticipated in May.  A total of 20 deep holes are planned in Phase 2 in order to estimate an initial mineral resource for the JQA discovery.

The JQA discovery area to date encompasses an area 600m by 500m within which all 12 holes drilled last year returned economically significant gold-copper mineralization from top to bottom, averaging 0.6 gpt gold from surface to 75 m depths.  The discovery area is still open for expansion in several directions as well as at depth.  If the mineralization is continuous to a 300m depth, JQA would contain more than 4 million oz. gold and 500 million lb copper, an attractive target for drilling in 2004.

Although still in the very early stages of exploration drilling, Benzdorp appears to have some strong geological similarities to the Boddington gold-copper porphyry deposit in Western Australia.  The Boddington gold mine is one of the largest gold deposits in the world, with combined past production and current resources exceeding 26 million oz. gold.

Newmont/Anglo/Newcrest have announced a $500 million development program to build a 170,000 tpd, 750,000 opy gold and copper mine at Boddington.  Current reserves are estimated to be approximately 400 million tonnes grading 0.8 gpt gold and 0.12% copper.

New Polaris

Work continued on a scoping study of the 1.3 million oz, high grade New Polaris gold deposit in British Columbia, with emphasis on detailed modelling of an initial 650,000 oz. resource compliable with NI 43-101 and suitable for a conceptual mine plan.  Metallurgical testing continued in an effort to optimize gold recoveries in pressure leach and bacterial leach circuits.

Bellavista

Glencairn Gold Corp. is currently constructing a 70,000 oz./ year open pit, heap leach gold mine at Bellavista.  Canarc retains an 18.3% net profit interest (after payback) in the mine and received its    US$ 117,750 annual pre-production cash payment in January.

Endeavour

Canarc owns a minority shareholding and helps manage the affairs of Endeavour Gold Corp.  In January, Endeavour announced the acquisition of the operating Santa Cruz silver mine and Guanacevi mill in Durango, Mexico.  Their share price tripled and Canarc participated in the recently closed      CA$ 9.9 million private placement financing for Endeavour.  An aggressive drill exploration and underground development will get underway at the mine during the Second Quarter of 2004.

It is with great sadness, that Canarc announces that Stephen Peck, Director, has passed away.  Stephen was an active contributor at the Board level and brought to Canarc a depth of experience and enthusiasm for it’s business and the public markets that will be difficult to replace.  We shall miss him.

Looking forward to the Second Quarter of 2004, Canarc plans to complete 20 deep drill holes at Benzdorp in order to make an initial resource estimate.  Resource modelling and metallurgical testing at New Polaris should also be completed during this period.  The outlook for gold in Q2 of 2004 is a continuation of the normal correction now underway in what is still very much a long-term bull market.  However, positive deep drilling results from the Benzdorp project could have a profound impact on the shares going forward.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/”Bradford J. Cooke”

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Drilling Extends Porphyry Gold Mineralization 350m Deep at JQA Prospect on Benzdorp Property, Suriname

Vancouver, British Columbia, Canada

June 3, 2004

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that the recent Phase 2 drilling program now underway on the Benzdorp property in Suriname has extended porphyry gold mineralization at the JQA prospect to a depth of 350m.

Three shallow drill holes and one deep drill hole have been completed this year to date and assays are comparable to the positive results of last year’s Phase 1 drill program, as follows:

Hole (No.)

From (m)

To (m)

Length (m)

Gold (gpt)

BZ04-39

0.00

169.00 EOH

169.00

0.60

including

52.00

98.50

46.50

0.85

52.00

64.00

12.00

1.08

88.00

98.50

10.50

1.01

BZ04-40

0.00

86.87 EOH

86.87

0.43*

Including

0.00

30.48

30.48

0.55*

(* Note: Core recoveries only 35%)

BZ04-41

0.00

59.44

59.44

0.45

BZ04-42

0.00

400.81 EOH

400.81

0.48 uncut

Including

0.00

120.40

120.40

1.14 uncut

(0.60 cut)

33.53

42.67

9.14

9.12 uncut

(2.11 cut)

Holes BZ04-39, 40 and 42 were drilled on section line 20,400, angled -60° west and collared within 10m of hole BZ03-04 (0.64 gpt gold over 113.39m).

Due to poor drilling conditions at that particular site (as shown by the poor core recoveries of only 69% and 35% respectively), holes BZ04-39 and 40 were terminated at shallow depths. Hole BZ04-41 was collared on section line 20,400 about 20m east of hole BZ03-03 (0.37 gpt gold over 74.68m) and also was terminated early (core recoveries averaged 68%).

Hole BZ04-42 was collared beside hole BZ04-39 and drilled at -60° west to a depth of 400.81m (350m vertical).  Porphyry gold-copper mineralization and alteration was encountered from top to bottom.  Gold grades are higher in the 100m thick saprolite (oxide capping) zone and then diminish slightly in bedrock.  For the first time, high grade mineralization (9.12 gpt gold over 9.14m) was also intersected at JQA.

An additional 3 deep drill holes (BZ04-43, 44, 45) have been completed and all core samples are now at the Inspectorate laboratory in Paramaribo for assay.  Copper is also being analyzed in the bedrock core samples.

Management views the results of hole BZ04-42 as a successful confirmation of the porphyry geologic model for the JQA prospect.  Porphyries tend to be deep-seated ore-bodies with significant depth potential.  JQA displays distinct similarities to the 10 million oz Boddington porphyry gold-copper deposit now being developed by Newmont Anglo/ Newcrest in western Australia.  However, most of the low cost saprolite (oxide capping) ore at Boddington has already been mined whereas at Benzdorp, the 50m to 100m thick saprolite zone is still 100% preserved.

Godfrey Walton, M.Sc, P.Geo. is the Qualified Person supervising the Phase 2 drilling program on the Benzdorp property.  He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results.  All drill core is split by Canarc personnel at the Benzdorp camp and then flown to the Inspectorate - affiliated commercial laboratory in Paramaribo, Suriname.  Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis.  Gold is determined by fire assay with an atomic absorption (AA) finish.  Copper is also measured by AA.  Selected samples are sent to Chemex laboratories in Vancouver as an additional quality assurance check.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the 340,000 acre Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Benzdorp Property
Map Area
Drill Hole Location Map
CANARC RESOURCE CORP.
Pointu Creek
Rufin Creek
39,40,42
41
Drill-Hole Collars
Phase 1
Phase 2
N
500 m
Gold Geochemistry
Auger Anomaly > 0.25 gpt
Auger Anomaly > 0.1 gpt
Surficial Geology
Alluvial Gravels
Laterite
Bedrock Geology
Volcanics
Diorite / Tonalite Intrusion

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Canarc Shareholders Re-elect Directors, New Appointments to Management Team

Vancouver, British Columbia, Canada

June 22, 2004

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that the shareholders approved all of the resolutions brought forward at the Annual General Meeting held in Vancouver, BC on June 16, 2004. Specifically, the Board of Directors consisting of Bradford Cooke, Leonard Harris, Derek Bullock and Chris Theodoropoulos was re-elected; KPMG was re-appointed as auditor; and the Directors were granted authority to issue private placements of new treasury shares for financings from time to time.  The Board of Directors also approved three key appointments to the management team.

Mr. Godfrey Walton, M.Sc., P.Geo., was appointed Vice President, Exploration, returning to Canarc after spending the last three years as a geological consultant.  Mr. Walton previously worked with Canarc from 1996 until 2001 and brings to Canarc 30 years of experience in the mining industry, specializing in the discovery and development of ore deposits.  He previously held senior exploration management positions with several companies including Battle Mountain Gold and Chevron Minerals.

Mr. Philip Yee, M.B.A., C.P.A., C.M.C., was appointed Controller and Finance Manager.  Philip has 16 years experience in all aspects of accounting, regulatory and management functions for both private and public companies, including 6 years in the mining industry.  Mr. Yee previously held accounting and controller positions with Augusta Group, Can-Chi Group and other companies.

Mr. James Moors, B.Sc., P.Geo., was appointed Exploration Manager.  James is also returning to Canarc, having acted as Project Geologist on the New Polaris property in the early 1990’s, before leaving to work with Homestake Minerals and the BC-Yukon Chamber of Mines. Mr. Moors has over 16 years experience in the mining industry, specializing in exploration for gold deposits.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its 80% option on the 138,000 hectare Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford. Cooke

Bradford Cooke

President and C.E.O.

For more information, please contact Gregg Wilson, tel: (604) 685-9700, fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Additional Deep Drilling Results Confirm Broad Zone of Porphyry Gold Mineralization at Benzdorp

Vancouver, British Columbia, Canada

July 6, 2004

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that the Phase 2 deep drilling results on the Benzdorp property in Suriname continue to confirm porphyry gold-copper mineralization over at least a 300m width at the JQA prospect.  Drill holes BZ04-45 and 46 in particular returned economically significant gold grades over bulk-mineable widths along grid Line 20,400. Assays are as follows:

Hole (No.)

From (m)

To (m)

Length (m)

Gold (gpt)

BZ04-41*

0.00

59.44

59.44

0.45

BZ04-42

0.00

400.81

400.81

0.48

including

0.00

120.40

120.40

1.14

BZ04-43**

0.00

45.72

45.72

0.52

and

132.59

160.02

27.43

0.54

BZ04-45

0.00

315.47

315.47

0.45

including

0.00

24.38

24.38

1.01

and

0.00

185.56

185.56

0.53

BZ04-46

0.00

125.33

125.33

0.41

including

0.00

45.72

45.72

0.64

Hole BZ04-41* was drilled near the east end of Line 20,400 and effectively represents the top portion of hole BZ04-44.  It was drilled to 85m depth but had to be abandoned due to difficult ground conditions so hole 44 was collared behind it and reamed down to 125m before core drilling could be restarted.  About a 40m interval of mineralization remains untested between the two holes.  Sparse mineralization was intersected below 125m in hole 44, reflecting the eastern margin of the JQA prospect.

Hole BZ04-42 (previously reported) intersected an extensive stockwork zone of quartz-chlorite veinlets carrying magnetite, pyrite and chalcopyrite with minor molybdenite and related potassic and propylitic alteration. Hole BZ04-43** was drilled perpendicular (N20ºE) to the planned orientation (N90ºW) in error and so paralleled the mineralized zone, rather than crossing it.  The reported assays are therefore not considered representative.

Hole BZ04-45 was drilled 100m west of hole 42 and is well-mineralized from top to bottom, very similar to hole 42.  Hole BZ04-46, located 200m west of hole 42, was also well-mineralized to 125m depth before exiting the mineralization at depth.  However, holes BZ03-18 and 20, located another 200m west, intersected 0.57 gpt gold over 67.8m and 0.28 gpt gold over 30.48m respectively during the Phase 1 drilling program last year, indicating that good porphyry gold mineralization picks up again further to the west.

The primary target at the JQA prospect is a 500m x 500m zone continuously mineralized on surface and averaging about 0.6 gpt gold in 5 large bulldozer trenches and 12 shallow drill holes.  This porphyry stockwork mineralization is still open in several directions and has geological similarities to the 10 million oz Boddington gold mine currently being developed by Anglogold/ Newmont/ Newcrest in Australia.

The initial goal of the Phase 2 drill program now underway is to extend the surface mineralization to a 300m depth over the 500m x 500m area in order to estimate an initial gold resource. Canarc has identified 12 gold prospects requiring further exploration work on the easternmost 5% of the 138,000 hectare Benzdorp property.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the Phase 2 drilling program on the Benzdorp property.  He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results.  All drill core is split by Canarc personnel at the Benzdorp camp and then flown to the Inspectorate-affiliated commercial laboratory in Paramaribo, Suriname.  Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis.  Gold is determined by fire assay with an atomic absorption (AA) finish.  Copper is also measured by AA.  Selected samples are sent to Chemex laboratories in Vancouver, BC, as an additional quality assurance check.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in north western British Columbia and its option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, toll free: 1-877-684-9700, fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.  The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.

Benzdorp Property
JQA Prospect
Section 20400N
Looking North
Surface
Saprolite
Bedrock
100 metres
BZD-04-41
BZD-04-40
BZD-04-39
BZD-04-44
BZD-04-46
BZD-04-45
BZD-04-42
BZD-04-43

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Deep Drilling Results Extend Porphyry Gold Mineralization at Benzdorp Property

Vancouver, British Columbia, Canada

August 11, 2004

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces additional deep drilling results that extend the porphyry gold-copper mineralization 200 m further south within the JQA prospect.  Drill holes BZ04-47 and BZ04-50 in particular returned economically significant gold grades over bulk-mineable widths along grid lines 20,300 and 20,200. Assays are as follows:

Hole (No.)

From (m)

To (m)

Length (m)

Gold (gpt)

BZ04-47

0.00

237.69

237.69

0.52

including

0.00

44.20

44.20

0.70

BZ04-48

0.00

47.24

47.24

0.40

and

62.48

81.72

19.24

0.32

and

213.69

234.18

20.49

0.43

BZ04-49

0.00

7.62

7.62

0.40

BZ04-50

0.00

169.16

169.16

0.40

including

0.00

57.64

57.64

0.65

Holes BZ04-47, 48 and 49 are located on grid line 20,300 and hole BZ04-50 is situated on line 20,200.  These four deep drill holes successfully extend the porphyry gold-copper mineralization at the JQA prospect a further 200 m south of the previously reported holes BZ04-39 to 46, drilled on line 20,400.

As with the previous holes, economically significant gold values start at surface and are intersected over substantial widths in saprolite and bedrock.  Less than 20% of the 500 m x 500 m JQA prospect surface area has been tested by deep drilling to date.  Therefore, Canarc is now considering adding a second diamond drill to the deep drilling program in order to accelerate the delineation of an initial gold resource at JQA.

The target at JQA is a bulk tonnage, low grade, open pittable gold-copper porphyry deposit that can be profitably mined due to economies of scale.  An example would be the geologically analogous, 10 million oz, Boddington gold mine in Australia, currently being developed by Anglogold/ Newmont/ Newcrest.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the Phase 2 drilling program on the Benzdorp property.  He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results.  All drill core is split by Canarc personnel at the Benzdorp camp and then flown to the Inspectorate-affiliated commercial laboratory in Paramaribo, Suriname.  Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis.  Gold is determined by fire assay with an atomic absorption (AA) finish.  Copper is also measured by AA.  Selected samples are sent to Chemex laboratories in Vancouver, BC, as an additional quality assurance check.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, toll free: 1-877-684-9700, fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.  The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.

JQA Prospect
Drill Hole Location Map

CANARC RESOURCE CORP.
Benzdorp Property
Map Area
45
39,40,42
41
44
43,46
49
47
48
50
N
500 m
Gold Geochemistry
Auger Anomaly > 0.25 gpt
Auger Anomaly > 0.1 gpt
Bedrock Geology
Volcanics
Diorite / Tonalite Intrusion
Drill-Hole Collars
Phase 1
Phase 2

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Canarc Appoints New Director And New Advisor To The Board;                      Forms Special Committee To Explore Alternatives To Enhance Shareholder Value

Vancouver, British Columbia, Canada

      September 8, 2004

Bradford Cooke, President and CEO of Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) is pleased to announce the appointments of a new Director and a new Advisor to the Board of Directors and the formation of a special committee to explore alternatives to enhance shareholder value.

Stephen G. Macklem, B.A., now joins the Board, increasing the number of Directors from four to five.   Stephen brings to Canarc his diverse expertise in operating resource businesses and investing in financial markets.  Stephen started his career with Occidental Petroleum in 1974 and rose quickly through the ranks to become Superintendent of a US$200 million coal mining and processing operation.

Since 1986, Stephen has worked in the financial arena, enjoying success as a lead investor, portfolio manager, market maker, arbitrager and trader in senior debt and equity markets. Based in Chicago, he is currently a principal at Island Creek Capital, LLC.

Tony Low-Beer, Ph.D., is appointed Advisor to the Board of Directors and brings a wealth of experience and success in analyzing and investing in the stock markets in general, and the resource sector in particular.  Tony started out teaching economics in college before becoming a financial analyst in 1972 with New York based mutual fund and stock brokerage companies, specializing in metals.  He gained recognition as a top analyst with L.F. Rothschild, moved into investment banking and subsequently became a money manager and research analyst with M. Kimelman.

In recent years, Tony has focused on identifying undervalued investment opportunities in the equity markets as a lead investor and money manager.  Based in Connecticut, he currently manages money as a registered representative of Brimberg and Company.

“We welcome the addition of such experienced and talented executives at the Board level,” said President and C.E.O., Bradford J. Cooke. “Our Board of Directors consists of a great team of industry veterans who are committed to delivering the type of leadership the mining industry and our shareholders have come to expect of Canarc.”

In conjunction with the appointments, Canarc’s Board has established a special committee to study any or all transactions to enhance shareholder value.  This committee consists of Mr. Macklem, Dr. Low-Beer, Mr. Cooke and another independent director, Leonard Harris, an engineer with over 40 years’ experience in the mining industry who was responsible for the construction of Newmont’s Yanacocha gold mine, now the largest gold mine in the world.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit located in north-western British Columbia and its option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Canarc Reports Significant Copper Values From Deep Drilling at Benzdorp; Receives Expression of Interest From Major Gold Companies

Vancouver, British Columbia, Canada

September 29, 2004

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that the deep drilling program on the Benzdorp property in Suriname has intersected significant copper values within the JQA gold porphyry zone of mineralization.  Even though copper is leached out of the saprolite in the top 50 to 100 m at Benzdorp, economically prospective copper grades were intersected over bulk mineable widths in the underlying bedrock, as follows:

Hole (No.)

From (m)

To (m)

Length (m)

Copper (%Cu)

BZ04-42

114.30

156.97

42.67

0.13

260.60

298.71

38.11

0.10

BZ04-43

36.58

45.72

9.14

0.19

57.91

76.20

18.29

0.11

132.59

160.02

27.43

0.19

BZ04-45

79.25

156.43

77.18

0.12

163.93

202.93

39.00

0.11

216.03

315.47

99.44

0.11

BZ04-47

55.06

124.60

69.54

0.16

135.75

269.75

134.00

0.13

BZ04-48

105.66

169.66

64.00

0.11

213.69

250.59

36.90

0.10

BZ04-50

50.29

274.29

224.00

0.10

   Including:

50.29

68.58

18.29

0.29

These copper intersections are hosted by quartz stockworks confirming the porphyry nature of gold-copper mineralization at the JQA prospect.  JQA displays distinct similarities to the 10 million oz. Boddington porphyry gold-copper deposit (400 million tonnes grading 0.8 gpt gold and 0.12% copper) now being developed by Newmont/Anglogold/Newcrest in western Australia.

The JQA prospect is just one of twelve gold prospect areas identified by Canarc along the easternmost 10% of the 138,000 hectare Benzdorp property. Every creek draining this +10 km long portion of the Benzdorp gold belt has been mined for gold, indicating that more gold prospect areas are likely to be found in the surrounding hills.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the Phase 2 drilling program on the Benzdorp property.  He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results.  All drill core is split by Canarc personnel at the Benzdorp camp and then flown to the Inspectorate-affiliated commercial laboratory in Paramaribo, Suriname.  Core samples are dried, crushed and split, and a 30 gram sub sample is taken for analysis.  Gold is determined by fire assay with an atomic absorption (AA) finish.  Copper is also measured by AA.  Selected samples are sent to Chemex laboratories in Vancouver, BC, as an additional quality assurance check.

Over the past few months, Canarc has received expressions of interest from several senior gold companies regarding Benzdorp.  The Company intends to assess these expressions of interest with a view to enhancing shareholder value.

Canarc also announces that Anthony Low-Beer has resigned as an Advisor to the Board of Directors.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson toll free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.  The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.

JQA Prospect
Drill Hole Location Map

Benzdorp Property
Map Area
45
39,40,42
41
44
43,46
49
47
48
51
50
N
500 m

Gold Geochemistry

- Auger Anomaly > 0.25 gpt
- Auger Anomaly > 0.1 gpt

Bedrock Geology

- Volcanics
- Diorite / Tonalite Intrusion

Drill-Hole Collars

- Phase 1
- Phase 2

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Canarc Commences Phase 1 In-Fill Drilling Program At New Polaris Project, BC;

Raises CA $487,500 In Flow-Through Private Placement Financing

Vancouver, British Columbia, Canada

        October 13, 2004

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces the subscription of a        CA $487,500 non-brokered private placement for 750,000 flow-through common shares at CA $0.65 per share.  The proceeds will be used to complete the Phase 1 in-fill drilling program this year at the New Polaris property in northwest British Columbia.

A conference call for investors will be held on Thursday, October 14, 2004 at 1:15 PM Pacific time to discuss in more detail these new developments.  Canarc owns a 100% interest (subject to a 10% net profit royalty) in the New Polaris property, a high grade, underground mine, that produced 238,000 oz gold between 1939 and 1951.

In addition to the recent Benzdorp gold discovery in Suriname, the New Polaris gold deposit is considered a key asset of the Company.  From 1988 to 1997, the Company invested more than CA $16 million drilling 144,000 feet of core in 202 drill holes to outline a 1.3 million oz inferred resource (3.6 million tons at 0.36 opt, not compliant with the new Canadian policy NI 43-101) at New Polaris.

The Phase 1 in-fill drilling program will commence immediately and consists of 9,000 feet of core drilling in 10 drill holes at 100 foot centres in the C veins. Even though it is late in the year, Canarc has a fully winterized 50-man camp and all-weather airstrip at the mine-site.  Mobilizing the Phase 1 drilling program now will give management the flexibility to continue with a Phase 2 in-fill drilling program in Q1, 2005 subject to financing.

Previous drilling in the C veins included numerous intercepts of both high grades (e.g. 1.10 opt over 16.6 feet in hole PC 89-18A) and broad widths (e.g. 0.42 opt over 112.2 feet (true width 56 feet) in hole PT97-44).  Although the in-fill drilling program will focus on blocking out proven and probable reserves in the top 1,200 feet of the C veins, previous drill holes (not included in the previous resource estimate) returned consistently high gold grades over mineable widths down to 2,200 feet, still open at depth.

Canarc now plans to move ahead with a more aggressive development program at New Polaris as part of management’s focus to accelerate growth in shareholder value.  The goals of the development program will be to complete the in-fill drilling and a feasibility study. To assess the potential for a 65,000 oz per year to 100,000 oz. per year high grade, underground gold mine.

The Company’s plans to accelerate work at New Polaris are well timed because a large base metal mine is now being evaluated for development immediately adjacent to the New Polaris property.  Redcorp Ventures Ltd. owns the Tulsequah Chief copper-zinc-silver-gold deposit located only 3 km away from the New Polaris property.

Redcorp is currently completing a large in-fill drilling program this year in order to update their previous 1997 reserve estimate and feasibility study by Q1, 2005.  Redcorp then intends to seek project financing to start construction of the access road and its 2500 tpd mine and mill.

The fact that Redcorp already received their final BC government approval (Project Approval Certificate) in 2002 to build the 2500 tpd Tulsequah Chief underground mine and 165 km access road bodes well for the future permitting of Canarc’s New Polaris gold mine project.

Canarc will be hosting a conference call for investors on Thursday, October 14 at 1:15 PM Pacific time to provide more details on these new developments.  To access the conference call:

➢  In the greater Toronto area call 1-416-695-5259;

➢  For all other participants call 1-888-789-0089

Give the operator the following information:

➢  Canarc Resource Corp. Conference Call

➢  Speaker: Brad Cooke

➢  Reservation Number: T526077C

The private placement shares are subject to a four-month regulatory hold period. Canarc will pay an 8% finders fee in common shares upon closing of the flow-through private placement.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold property in northwest British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

WARNING:  Canarc relies on litigation protection for forward-looking statements.  The TSX Exchange has neither approved nor disapproved the contents of this news release.  For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Phase 1 In-Fill Drilling Program Returns Multiple High Grade Gold Intercepts

From New Polaris Property, B.C.

Vancouver, British Columbia, Canada

December 14, 2004

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that the first four drill holes of the Phase 1 in-fill drilling program on the New Polaris property in northwestern B.C. have returned multiple high grade gold intercepts.

The main mineralized drill intercepts in each of these four holes returned a weighted average of 25.61 gpt gold (0.75 opt) over a 5.3 m (17.4 ft) core length.  True widths of the veins are estimated to be 85 to 90% of the core lengths.  Assay results are as follows:

Hole (No.)

Zone

From (ft.)

To (ft.)

Length (ft.)

(m)

Gold (opt)

(gpt)

04-5100SE1

Upper C

548.5

553.8

5.8

1.62

0.12

4.03

and

Lower C

565.5

572.5

7.0

2.13

1.03

35.27

04-5100SE2

Upper C

554.0

563.0

9.0

2.74

0.16

5.43

and

Lower C

637.2

663.6

26.4

8.05

0.93

31.90

04-5200SE1

587.6

634.6

47.0

14.33

0.34

11.63

incl.

Upper C

587.6

610.0

22.4

6.83

0.44

15.15

and

Lower C

619.8

634.6

14.8

4.53

0.38

12.95

04-5200SE2

Upper C

627.3

641.0

13.7

4.18

0.75

25.66

and

Lower C

650.4

662.3

11.9

3.63

0.15

5.22

The Phase 1, 10 hole in-fill drilling program was completed ahead of schedule, thereby allowing for an 11th hole to be drilled.  Drill core samples from the last 7 holes have been sent out for assay and results are anticipated in early January, 2005.

These 11 holes were drilled on a 100 ft (30m) lateral (eg. 5100, 5200 etc) by 100 ft down-dip (SE1, SE2) spacing to test the C zones below the lowest underground mine level, the 600 level.  Two principal mineralized intercepts were intersected in each hole reflecting the two sub-parallel, en echelon shear-veins interpreted to date, the Upper C Zone and Lower C Zone.

The first 4 drill holes tested the area down dip of two old stopes in the Lower C zone on the 600 level immediately east of the #1 fault, a late brittle fault which bisects the C zones into east and west segments.  A 1989 drill-hole (C89-18A) in this area returned 37.7 gpt gold (1.1 opt) over a 5.1 m

(16.6 foot) core length. Additional high grade intercepts from previous drilling up to a further 200 ft. east are shown on the accompanying longitudinal section.

A larger Phase 2 continuation of this in-fill drilling program is now being planned for 2005 (subject to financing) to both define and extend the known C zones at 100 ft intervals over a 1200 foot (366m) strike length and for 1400 feet (427m) down-dip.  It will also target two of the known Y zones over a 500 ft. (152m) strike length and 1200 feet (366 m) down dip.

The purpose of the in-fill drilling program is to outline at least a 550,000 oz resource amenable to a feasibility study for a 65,000 oz per yr high grade, underground gold mine with a minimum 8-year mine-life.  New Polaris was previously estimated to contain a 1.3 million oz gold resource (3.6 million tons grading 0.36 opt gold, not NI 43-101 compliant) based on 202 drill holes. The deposit is still open for expansion.

Bradford Cooke, Canarc’s President and C.E.O., stated “These multiple high grade drill intercepts confirm our long held opinion that New Polaris has the potential to be western Canada’s next high grade, underground gold mine.  Our re-activation of the New Polaris project coincides not only with higher gold prices but also with the pending development of the large Tulsequah Chief copper-zinc-gold-silver mine and road access of Redcorp Ventures, immediately adjacent to the New Polaris property.”

James Moors, B.Sc., P.Geo, is the Qualified Person who supervised the 2004 drilling program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks to ensure the integrity of all assay results.   All drill core was split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples were dried, crushed, split and a 30-gram subsample was taken for analysis.  Gold content was determined by fire assay with an atomic absorption finish (FA-AA) and other trace elements were analyzed by atomic absorption .  ALS Chemex also us es its own standards for quality control checks .

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, Toll Free: 1-877-684-9700 fax: (604) 685-9744, email invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.